EXHIBIT 5(a)



                                  May 31, 1996



St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, Minnesota 55117

         Re: Opinion of Counsel as to Legality of 83,422 Shares of Common Stock to be registered under the Securities Act of 1933

Ladies and Gentlemen:

         This opinion is furnished in connection with the registration under the Securities Act of 1933 on Form S-8 of up to 83,422 shares of Common Stock, $.10 par value, of St. Jude Medical, Inc. (the "Company") offered to John Heinmiller pursuant to the Non-Qualified Stock Option Agreement effective March 1, 1995 between Daig Corporation and John Heinmiller (the "Daig Option"). Pursuant to the Agreement and Plan of Merger dated January 29, 1996 among the Company, Partner Acquisition Corp. and Daig, the Daig Option, which represented an option to purchase 128,000 shares of Daig common stock, has been assumed by the Company as of the effective date of the merger of Partner Acquisition Corp. with and into Daig and has become an option to purchase 83,422 shares of the Company's Common Stock at a purchase price of $21.10 per share.

         As counsel for the Company, we advise you that it is our opinion, based on our familiarity with the affairs of the Company and upon our examination of pertinent documents, that the 83,422 shares of Common Stock issuable under the Daig Option, when paid for and issued, will be validly issued and lawfully outstanding, fully paid and nonassessable shares of Common Stock of the Company.

         The undersigned hereby consent to the filing of this opinion with the Securities and Exchange Commission as an Exhibit to the Registration Statement with respect to said shares of Common Stock under the Securities Act of 1933.

                                 Very truly yours,


                                 LINDQUIST & VENNUM P.L.L.P.